FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 13, 2012;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2012; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2012.

November 13, 2012

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2012

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2012. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary. The Corporation’s interest in Quebecor Media increased from 54.7% to 75.4% on October 11, 2012 as a result of the purchase of part of the interest held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec.

Third quarter 2012 highlights

➢	Revenues: $1.06 billion, up $44.3 million (4.4%) from the third quarter of 2011.

➢	Operating income[1] up $33.1 million (10.4%) to $352.8 million.

➢	Net income attributable to shareholders: $18.6 million ($0.30 per basic share), down $7.5 million ($0.11 per basic share) from $26.1 million ($0.41 per basic share) in the third quarter of 2011.

➢	Adjusted income from continuing operations[2] $52.1 million ($0.83 per basic share), up $12.1 million (30.2% or $0.20 per basic share) from $40.0 million ($0.63 per basic share) in the third quarter of 2011.

➢	Revenue increases in the third quarter of 2012 from all main services of Videotron Ltd. (“Videotron”): Internet access ($18.5 million or 10.5%), cable television ($16.3 million or 6.4%), mobile telephony service ($13.3 million or 41.8%) and cable telephony service ($4.1 million or 3.7%). Operating income up $34.5 million (12.5%).

➢	Videotron’s revenue generating units[3] up by 101,100 in the third quarter of 2012 and by 264,600 (5.8%) in the 12-month period ended September 30, 2012. Average monthly revenue per user[4] (“ARPU”) up $7.99 (7.7%) to $112.32 in the third quarter of 2012.

➢	Purchase on October 11, 2012 of part of CDP Capital’s interest in Quebecor Media for a consideration of $1.50 billion, increasing the Corporation’s interest in Quebecor Media from 54.7% to 75.4%.

➢	Total non-cash charge of $187.0 million for impairment of goodwill and intangible assets, in accordance with International Financial Reporting Standards (“IFRS”) accounting valuation principles, reflecting continuing weak market conditions in the newspaper and music industries.

➢	New approach to management of newspaper publishing operations announced. Comprehensive optimization of Sun Media Corporation’s operational and business processes will generate estimated annual savings of more than $45.0 million.

“The Corporation continued its growth in the third quarter of 2012 despite a fiercely competitive business environment in most of its lines of business,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “It increased its revenues by 4.4%, its operating income by 10.4% and its adjusted income from continuing operations by 30.2%, confirming the profitability of the major investments made in recent years.”

“We are very satisfied with the growth recorded by Videotron in the third quarter of 2012,” said Robert Dépatie, President and Chief Executive Officer of Videotron. “Revenues from Videotron’s main services were all up substantially, enhancing the Telecommunications segment’s operating income by $34.5 million, a significant 12.5% increase. Videotron recorded a net increase

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	Revenue generating units are the sum of cable television, cable and wireless Internet access and cable telephony service subscriptions, plus subscriber connections to the mobile telephony service.
[4]	See “Average monthly revenue per user” under “Definitions.”

of 101,100 revenue generating units and a 7.7% increase in average monthly revenue per user compared with the same period of the previous year. It is noteworthy that the cable television subscriber losses recorded in the second quarter of 2012, during the moving season, were almost entirely made up in the third quarter of 2012. In the 12-month period ended September 30, 2012, the total number of revenue generating units increased by 264,600 (5.8%). Subscriber additions to the mobile network since its launch have contributed to customer growth and increase in profitability. Videotron stands out among Canada’s major telecommunications carriers with the highest quarterly growth rate in operating income.”

“A major event that has occurred since the end of the second quarter of 2012 will mark Quebecor’s history: the purchase of part of CDP Capital’s interest in Quebecor Media for $1.50 billion,” said Jean-François Pruneau, Chief Financial Officer of Quebecor. “This transaction will enable the Corporation to benefit from the growth we anticipate for this subsidiary in the coming years, while continuing its partnership with CDP Capital. It was carried out in accordance to the Corporation’s fundamental financial objectives of maintaining a sufficient level of operational and financial flexibility. This transaction was a positive for both our financial partner, which has supported us since the creation of Quebecor Media in 2000, and our shareholders.”

To allow the News Media segment the decision-making and operational flexibility it needs to respond effectively to the profound upheaval in the media industry around the world, Sun Media Corporation undertook a comprehensive review of its approach and business processes. Its innovative plan will streamline decision-making and operational structures in order to achieve greater efficiency in all activities, from the editorial to the industrial operations. Sun Media Corporation is also planning to redesign its sales activities to strengthen its business strategy. At a time of negative growth in the industry, maintaining reasonable cost-effectiveness is essential. This objective will be achieved in the News Media segment through improved execution and greater responsiveness to customer’ needs and to local and national business opportunities, combined with the estimated annual savings of more than $45.0 million that will be generated by the new program.

In summary, the third quarter of 2012 was marked by excellent financial results and by ongoing restructuring and adaptation efforts by the Corporation’s segments. In addition, immediately after the end of the quarter, the Corporation concluded one of the largest financial transactions in the history of Quebecor Media aimed at continuing the achievement of its business development, profitability and growth objectives.

Table 1

Quebecor third quarter financial highlights, 2008 to 2012

(in millions of Canadian dollars, except per share data)

	2012[1]	2011[1]	2010[1]	2009[2]	2008[2]
Revenues	$1,059.1	$1,014.8	$969.9	$924.5	$915.0
Operating income	352.8	319.7	332.0	301.1	277.4
Net income from continuing operations attributable to shareholders	18.6	26.1	83.0	67.8	45.7
Net income attributable to shareholders	18.6	26.1	83.0	69.4	45.7
Adjusted income from continuing operations	52.1	40.0	56.1	52.9	42.5
Per basic share:
Net income from continuing operations attributable to shareholders	0.30	0.41	1.29	1.06	0.71
Net income attributable to shareholders	0.30	0.41	1.29	1.08	0.71
Adjusted income from continuing operations	0.83	0.63	0.87	0.82	0.66

[1]	Financial figures for the third quarters of years 2010 to 2012 are presented in accordance with IFRS.
[2]	Financial figures for the third quarters of years 2008 and 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.

2012/2011 third quarter comparison

Revenues: $1.06 billion, an increase of $44.3 million (4.4%).

•	Revenues increased in Telecommunications ($47.6 million or 7.8% of segment revenues), Broadcasting ($9.7 million or 10.9%) and Interactive Technologies and Communications ($3.8 million or 12.7%).

•	Revenues decreased in News Media ($7.6 million or -3.2%) and Leisure and Entertainment ($0.8 million or -1.1%).

Operating income: $352.8 million, an increase of $33.1 million (10.4%).

•

Operating income increased in Telecommunications ($34.5 million or 12.5% of segment operating income), Broadcasting ($4.0 million or 133.3%) and Head Office ($5.6 million). The increase at Head Office was caused mainly by the favourable variance in the fair value of stock options.

•	Operating income decreased in News Media ($5.6 million or -19.2%), Interactive Technologies and Communications ($2.8 million or -87.5%) and Leisure and Entertainment ($2.6 million or -22.6%).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.4 million favourable variance in the stock-based compensation charge in the third quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $6.7 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2012.

Net income attributable to shareholders: $18.6 million ($0.30 per basic share) compared with $26.1 million ($0.41 per basic share) in the third quarter of 2011, a decrease of $7.5 million ($0.11 per basic share).

•	The unfavourable variance was due primarily to:

•	recognition of a $187.0 million charge for impairment of goodwill and intangible assets in the third quarter of 2012;

•	$36.8 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$15.7 million increase in amortization charge.

Partially offset by:

•	$152.1 million favourable variance in gain on valuation and translation of financial instruments;

•	$33.1 million increase in operating income;

•	recognition of a $34.8 million favourable adjustment to deferred income taxes;

•	$6.5 million decrease in financial expenses.

Adjusted income from continuing operations: $52.1 million in the third quarter of 2012 ($0.83 per basic share) compared with $40.0 million ($0.63 per basic share) in the same quarter of 2011, an increase of $12.1 million ($0.20 per basic share).

2012/2011 year-to-date comparison

Revenues: $3.21 billion, an increase of $150.8 million (4.9%).

•	Revenues increased in Telecommunications ($160.9 million or 9.0% of segment revenues), Interactive Technologies and Communications ($24.8 million or 29.2%) and Broadcasting ($18.3 million or 5.8%).

•	Revenues decreased in News Media ($27.3 million or -3.7%) and Leisure and Entertainment ($3.7 million or -1.8%).

Operating income: $1.03 billion, an increase of $60.3 million (6.2%).

•	Operating income increased in Telecommunications ($110.5 million or 13.7% of segment operating income) and Interactive Technologies and Communications ($1.0 million or 18.5%).

•

Operating income decreased in News Media ($26.6 million or -25.8%), Leisure and Entertainment ($10.9 million or -57.4%), Broadcasting ($9.0 million or -30.1%), and Head Office ($4.7 million). The decrease at Head Office mainly reflects the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $7.3 million unfavourable variance in the stock-based compensation charge in the first nine months of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $7.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2012.

Net income attributable to shareholders: $158.5 million ($2.50 per basic share) compared with $115.6 million ($1.80 per basic share) in the first nine months of 2011, an increase of $42.9 million ($0.70 per basic share).

•	The increase was due mainly to:

•	$269.4 million favourable variance in gain on valuation and translation of financial instruments;

•	$60.3 million increase in operating income.

Partially offset by:

•	$201.5 million charge for impairment of goodwill and intangible assets recorded in the first nine months of 2012;

•	$58.9 million increase in amortization charge;

•	$9.8 million increase in charge for restructuring of operations, impairment of assets and other special items.

Adjusted income from continuing operations: $140.1 million in the first nine months of 2012 ($2.22 per basic share) compared with $135.9 million ($2.12 per basic share) in the same period of 2011, an increase of $4.2 million ($0.10 per basic share).

Financing activities

•	The Corporation increased its interest in Quebecor Media further to the closing of the following transactions on October 11, 2012:

•	Quebecor Media repurchased 20,351,307 of its common shares held by CDP Capital for an aggregate purchase price of $1.0 billion paid in cash. All the repurchased shares were cancelled;

•

Quebecor purchased 10,175,653 common shares of Quebecor Media held by CDP Capital, in consideration of the issuance by Quebecor to CDP Capital of $500.0 million aggregate principal amount of subordinated debentures, bearing interest at 4 1/8% and maturing in 2018, which are convertible into Class B Subordinate Voting Shares of Quebecor (“Class B Shares”).

Following the completion of these transactions, Quebecor’s interest in Quebecor Media increased from 54.7% to 75.4% and CDP Capital’s interest decreased from 45.3% to 24.6%.

•

To carry out the purchase of 20,351,307 of its common shares for an aggregate purchase price of $1.0 billion, Quebecor Media was able to take advantage of favourable conditions on the debt markets. The following financial operations were carried out by Quebecor Media as part of this major transaction:

•

Issuance, on October 11, 2012, of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5 3/4% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6 5/8% and maturing in 2023, the latter being one of the largest single-tranche high-yield offerings ever completed in Canada;

•

Quebecor Media increased the size of the offering as a result of oversubscription and favourable financing terms, which provided an opportunity to extend the maturities of its credit instruments by redeeming US$320.0 million in aggregate principal amount of its 7 3/4% Senior Notes issued in 2007 and maturing in 2016. This transaction generated a loss on debt refinancing of approximately $60.0 million (before income tax) to be recorded in the fourth quarter of 2012.

Dividends

On November 12, 2012, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares (“Class A shares”) and Class B shares payable on December 24, 2012 to shareholders of record at the close of business on November 29, 2012. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 9, 2012, the Corporation filed a normal course issuer bid to purchase for cancellation a maximum of 980,357 Class A shares, representing approximately 5% of the issued and outstanding Class A shares, and a maximum of 4,351,276 Class B shares, representing approximately 10% of the public float for Class B shares as of July 31, 2012. Purchases can be made from August 13, 2012 to August 12, 2013 at prevailing market prices, on the open market, through the facilities of the Toronto Stock Exchange. All shares purchased under the bid have been or will be cancelled.

During the third quarter of 2012, the Corporation purchased and cancelled 585,100 Class B shares for a total cash consideration of $20.5 million. The excess of $16.1 million in the purchase price over the carrying value of the repurchased Class B shares was recorded as a reduction in retained earnings.

During the first nine months of 2012, the Corporation purchased and cancelled 728,500 Class B shares for a total cash consideration of $25.8 million. The excess of $20.3 million in the purchase price over the carrying value of the repurchased Class B shares was recorded as a reduction in retained earnings.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2012 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2012 results on November 13, 2012, at 11 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 58308#. A tape recording of the call will be available from November 13 to December 9, 2012 by dialling 1 877 293-8133, conference number 860735#, access code for participants 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 13, 2012, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 75.4% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language conventional television network in Québec, a number of specialty channels, and, through Sun Media Corporation, the English-language SUN News channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (Publications TVA Inc.), book publishing and distribution (Sogides Group Inc., CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc., TVA Films), video game development (BlooBuzz Studios, L.P.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc., Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPagesTM.

Sources:

Jean-François Pruneau	Martin Tremblay
Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, gain (loss) on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income (loss):
Telecommunications	$309.9	$275.4	$914.6	$804.1
News Media	23.5	29.1	76.5	103.1
Broadcasting	7.0	3.0	20.9	29.9
Leisure and Entertainment	8.9	11.5	8.1	19.0
Interactive Technologies and Communications	0.4	3.2	6.4	5.4
Head Office	3.1	(2.5)	6.3	11.0

	352.8	319.7	1,032.8	972.5
Amortization	(146.7)	(131.0)	(432.9)	(374.0)
Financial expenses	(76.9)	(83.4)	(239.2)	(245.2)
Gain (loss) on valuation and translation of financial instruments	117.7	(34.4)	241.5	(27.9)
Restructuring of operations, impairment of assets and other special items	(39.7)	(2.9)	(28.8)	(19.0)
Impairment of goodwill and intangible assets	(187.0)	—	(201.5)	—
Gain (loss) on debt refinancing	—	2.7	(7.3)	(6.6)
Income taxes	(14.6)	(21.4)	(106.4)	(81.2)

Net income	$5.6	$49.3	$258.2	$218.6

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, and loss (gain) on debt refinancing, net of income tax and net income (loss) attributable to non-controlling interest. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Adjusted income from continuing operations	$52.1	$40.0	$140.1	$135.9
Gain (loss) on valuation and translation of financial instruments	117.7	(34.4)	241.5	(27.9)
Restructuring of operations, impairment of assets and other special items	(39.7)	(2.9)	(28.8)	(19.0)
Impairment of goodwill and intangible assets	(187.0)	—	(201.5)	—
Gain (loss) on debt refinancing	—	2.7	(7.3)	(6.6)
Income taxes related to adjustments[1]	19.7	7.6	(6.8)	13.7
Net income attributable to non-controlling interest related to adjustments	55.8	13.1	21.3	19.5

Net income attributable to shareholders	$18.6	$26.1	$158.5	$115.6

1	Includes impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended September 30		Nine months ended September 30
(unaudited)	2012	2011	2012	2011
Revenues
Telecommunications	$659.2	$611.6	$1,956.8	$1,795.9
News Media	227.6	235.2	715.5	742.8
Broadcasting	99.0	89.3	332.2	313.9
Leisure and Entertainment	73.0	73.8	203.0	206.7
Interactive Technologies and Communications	33.7	29.9	109.7	84.9
Inter-segment	(33.4)	(25.0)	(107.7)	(85.5)

	1,059.1	1,014.8	3,209.5	3,058.7
Cost of sales, selling and administrative expenses	706.3	695.1	2,176.7	2,086.2
Amortization	146.7	131.0	432.9	374.0
Financial expenses	76.9	83.4	239.2	245.2
(Gain) loss on valuation and translation of financial instruments	(117.7)	34.4	(241.5)	27.9
Restructuring of operations, impairment of assets and other special items	39.7	2.9	28.8	19.0
Impairment of goodwill and intangible assets	187.0	—	201.5	—
(Gain) loss on debt refinancing	—	(2.7)	7.3	6.6

Income before income taxes	20.2	70.7	364.6	299.8
Income taxes:
Current	10.4	0.2	36.2	(4.9)
Deferred	4.2	21.2	70.2	86.1

	14.6	21.4	106.4	81.2

Net income	$5.6	$49.3	$258.2	$218.6

Attributable to:
Shareholders	$18.6	$26.1	$158.5	$115.6
Non-controlling interests	(13.0)	23.2	99.7	103.0

Earnings per share attributable to shareholders
Basic	$0.30	$0.41	$2.50	$1.80
Diluted	0.30	0.40	2.49	1.77

Weighted average number of shares outstanding (in millions)	63.1	63.9	63.4	64.2
Weighted average number of diluted shares (in millions)	63.2	64.5	63.5	64.8

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net income	$5.6	$49.3	$258.2	$218.6

Other comprehensive income:
(Loss) gain on translation of net investments in foreign operations	(2.9)	0.8	(3.7)	1.6
Cash flow hedges:
Gain on valuation of derivative financial instruments	5.8	19.4	31.2	13.4
Deferred income taxes	2.3	(10.0)	1.4	(7.1)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	—	(0.1)	—	(0.3)
Deferred income taxes	—	—	—	0.1
Reclassification to income:
Other comprehensive income related to cash flow hedges	—	0.8	(3.3)	0.8
Deferred income taxes	—	(0.2)	(1.2)	(0.2)

	5.2	10.7	24.4	8.3

Comprehensive income	$10.8	$60.0	$282.6	$226.9

Attributable to:
Shareholders	$21.5	$32.3	$171.9	$120.3
Non-controlling interests	(10.7)	27.7	110.7	106.6

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, (gain) loss on debt refinancing and income taxes

Telecommunications	$309.9	$275.4	$914.6	$804.1
News Media	23.5	29.1	76.5	103.1
Broadcasting	7.0	3.0	20.9	29.9
Leisure and Entertainment	8.9	11.5	8.1	19.0
Interactive Technologies and Communications	0.4	3.2	6.4	5.4
Head Office	3.1	(2.5)	6.3	11.0

	$352.8	$319.7	$1,032.8	$972.5

Amortization
Telecommunications	$123.2	$108.0	$359.9	$307.9
News Media	13.8	14.3	43.0	41.1
Broadcasting	5.5	4.4	16.1	12.8
Leisure and Entertainment	2.4	2.4	7.5	6.8
Interactive Technologies and Communications	1.0	0.9	3.8	2.5
Head Office	0.8	1.0	2.6	2.9

	$146.7	$131.0	$432.9	$374.0

Additions to property, plant and equipment
Telecommunications	$174.5	$194.2	$519.5	$531.8
News Media	2.0	2.9	5.5	11.3
Broadcasting	5.8	7.1	17.9	22.5
Leisure and Entertainment	1.8	2.4	3.6	4.0
Interactive Technologies and Communications	0.8	0.5	3.0	3.7
Head Office	0.9	0.1	2.1	0.8

	$185.8	$207.2	$551.6	$574.1

Additions to intangible assets
Telecommunications	$11.9	$17.7	$45.6	$49.4
News Media	3.1	2.7	9.2	8.1
Broadcasting	0.9	1.4	2.2	3.4
Leisure and Entertainment	0.5	1.2	3.3	3.8
Inter-segment	(0.4)	—	(1.4)	—

	$16.0	$23.0	$58.9	$64.7

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income	controlling interests	Total equity
Balance as of December 31, 2010	$346.6	$0.9	$943.6	$13.7	$1,346.9	$2,651.7
Net income	—	—	115.6	—	103.0	218.6
Other comprehensive income	—	—	0.1	4.6	3.6	8.3
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Repurchase of Class B shares	(5.6)	—	(18.4)	—	—	(24.0)
Dividends	—	—	(9.6)	—	(35.2)	(44.8)

Balance as of September 30, 2011	341.0	0.9	1,031.3	18.3	1,419.3	2,810.8
Net income	—	—	85.4	—	79.0	164.4
Other comprehensive loss	—	—	(31.6)	(9.7)	(42.6)	(83.9)
Repurchase of Class B shares	(1.5)	—	(4.7)	—	—	(6.2)
Dividends	—	—	(3.2)	—	(11.3)	(14.5)

Balance as of December 31, 2011	339.5	0.9	1,077.2	8.6	1,444.4	2,870.6
Net income	—	—	158.5	—	99.7	258.2
Other comprehensive income	—	—	—	13.4	11.0	24.4
Issuance of Class B shares	3.6	1.5	—	—	—	5.1
Repurchase of Class B shares	(5.5)	—	(20.3)	—	—	(25.8)
Acquisition of non-controlling interests	—	(0.1)	—	—	0.1	—
Dividends	—	—	(9.5)	—	(34.1)	(43.6)

Balance as of September 30, 2012	$337.6	$2.3	$1,205.9	$22.0	$1,521.1	$3,088.9

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2012	2011	2012	2011
Cash flows related to operating activities
Net income	$5.6	$49.3	$258.2	$218.6
Adjustments for:
Amortization of property, plant and equipment	112.6	99.5	331.2	285.4
Amortization of intangible assets	34.1	31.5	101.7	88.6
(Gain) loss on valuation and translation of financial instruments	(117.7)	34.4	(241.5)	27.9
Gain on business disposals	—	—	(12.9)	—
Impairment of assets	7.5	0.3	7.5	1.5
Impairment of goodwill and intangible assets	187.0	—	201.5	—
(Gain) loss on debt refinancing	—	(2.7)	7.3	6.6
Amortization of financing costs and long-term debt discount	3.6	3.3	10.9	9.2
Deferred income taxes	4.2	21.2	70.2	86.1
Other	(0.6)	2.3	1.1	0.9

	236.3	239.1	735.2	724.8
Net change in non-cash balances related to operating activities	142.3	141.1	108.8	(32.4)

Cash flows provided by operating activities	378.6	380.2	844.0	692.4

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	—	(5.6)	(0.8)	(55.7)
Business disposals, net of cash and cash equivalents	0.8	—	18.7	—
Additions to property, plant and equipment	(185.8)	(207.2)	(551.6)	(574.1)
Additions to intangible assets	(16.0)	(23.0)	(58.9)	(64.7)
Proceeds from disposals of assets	3.7	2.5	6.1	7.5
Other	0.4	0.4	(0.6)	3.2

Cash flows used in investing activities	(196.9)	(232.9)	(587.1)	(683.8)

Cash flows related to financing activities
Net change in bank indebtedness	(4.8)	1.9	(2.7)	(1.0)
Net change under revolving credit facilities	10.5	6.9	(12.4)	(4.0)
Issuance of long-term debt, net of financing fees	34.9	294.9	822.5	614.8
Repayment of long-term debt	(40.3)	(254.9)	(749.3)	(481.1)
Settlement of hedging contracts	3.6	(54.8)	(40.5)	(160.2)
Issuance of Class B shares	—	—	3.6	—
Repurchase of Class B shares	(20.5)	(24.0)	(25.8)	(24.0)
Dividends	(3.2)	(6.4)	(9.5)	(9.6)
Dividends paid to non-controlling interests	(11.4)	(11.4)	(34.1)	(35.2)
Other	—	0.1	—	1.1

Cash flows used in financing activities	(31.2)	(47.7)	(48.2)	(99.2)

Net change in cash and cash equivalents	150.5	99.6	208.7	(90.6)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	—	(0.5)	0.3
Cash and cash equivalents at beginning of period	204.4	52.8	146.4	242.7

Cash and cash equivalents at end of period	$354.6	$152.4	$354.6	$152.4

Cash and cash equivalents consist of
Cash	$29.7	$40.4	$29.7	$40.4
Cash equivalents	324.9	112.0	324.9	112.0

	$354.6	$152.4	$354.6	$152.4

Interest and taxes reflected as operating activities
Cash interest payments	$17.2	$22.9	$168.3	$186.1
Cash income tax payments (net of refunds)	(1.5)	(3.7)	6.0	30.3

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30	December 31
(unaudited)	2012	2011
Assets

Current assets
Cash and cash equivalents	$354.6	$146.4
Accounts receivable	547.9	603.7
Income taxes	12.5	29.0
Inventories	260.3	283.6
Prepaid expenses	41.4	31.3

	1,216.7	1,094.0
Non-current assets
Property, plant and equipment	3,352.8	3,211.1
Intangible assets	953.9	1,041.0
Goodwill	3,370.0	3,543.8
Derivative financial instruments	21.1	34.9
Deferred income taxes	27.7	20.6
Other assets	90.1	93.4

	7,815.6	7,944.8

Total assets	$9,032.3	$9,038.8

Liabilities and equity

Current liabilities
Bank indebtedness	$1.5	$4.2
Accounts payable and accrued charges	710.5	776.5
Provisions	51.4	33.7
Deferred revenue	297.3	295.7
Income taxes	15.4	2.7
Derivative financial instruments	29.0	—
Current portion of long-term debt	176.2	114.5

	1,281.3	1,227.3
Non-current liabilities
Long-term debt	3,369.4	3,688.3
Derivative financial instruments	302.0	315.4
Other liabilities	321.0	344.7
Deferred income taxes	669.7	592.5

	4,662.1	4,940.9
Equity
Capital stock	337.6	339.5
Contributed surplus	2.3	0.9
Retained earnings	1,205.9	1,077.2
Accumulated other comprehensive income	22.0	8.6

Equity attributable to shareholders	1,567.8	1,426.2
Non-controlling interests	1,521.1	1,444.4

	3,088.9	2,870.6

Total liabilities and equity	$9,032.3	$9,038.8

6

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2012

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2012

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2012	2011	2012	2011
Net income per share (basic)	$0.30	$0.41	$2.50	$1.80

Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.83	$0.63	$2.22	$2.12

Reconciliation of net income per share

	3rd Quarter		YTD
	2012	2011	2012	2011
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.83	$0.63	$2.22	$2.12
Other adjusments[1]:
Unusual items	(1.28)	0.04	(1.26)	(0.11)
Gain (loss) on valuation and translation of financial instruments	0.75	(0.26)	1.54	(0.21)

Total	(0.53)	(0.22)	0.28	(0.32)

Reported net income per share (basic)	$0.30	$0.41	$2.50	$1.80

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2012

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2015 (availability: $150)		$77.8
Mortgage loan due in 2017		34.9

		$112.7

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$31.9
Term loan “B” due in 2013		154.6
7 3/4% Senior Notes due in 2016		927.3
7 3/8% Senior Notes due in 2021		325.0

		1,438.8

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		64.3
6 3/8% Senior Notes due in 2015		171.8
9 1/8% Senior Notes due in 2018		695.8
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		786.6

		2,318.5

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		0.2
Term Loan due in 2014		75.0

		75.2

Total Quebecor Media Inc.		$3,832.5

TOTAL LONG TERM DEBT		$3,945.2

Bank indebtedness		1.5
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		352.3

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		354.6
Videotron Ltd.	$306.4
Other 100% owned subsidiaries	42.5
TVA Group Inc.	5.7

		$354.6

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2012

Operating Results

	2012			2011
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed (‘000)	2,690.6	2,681.1	2,666.7	2,657.3	2,647.7
Basic Subscribers (‘000)	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2
Basic Penetration	68.9%	68.6%	69.5%	70.1%	69.7%
Digital Set-Top Boxes (‘000)	2,268.2	2,196.6	2,161.9	2,112.7	1,995.0
Digital Subscribers (‘000)	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1
Digital Penetration	78.7%	77.5%	76.5%	75.3%	73.1%
Cable Internet Subscribers (‘000)	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4
Cable Internet Penetration	73.9%	73.0%	72.3%	71.6%	70.8%
Cable Telephony Subscribers (‘000)	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4
Cable Telephony Penetration	67.4%	66.6%	65.4%	64.7%	64.0%
Internet over wireless (‘000)	7.4	6.8	5.9	5.6	5.2
Mobile Telephony Subscribers (‘000)	378.3	347.6	312.8	290.6	258.1
Revenue Generating Units (‘000)	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3

	3rd Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
(in millions)
Revenues	$659.2	$611.6	7.8%	$1,956.8	$1,795.9	9.0%
Cable Television	269.1	252.7	6.5%	805.0	750.9	7.2%
Internet	194.1	175.7	10.5%	576.9	515.0	12.0%
Cable Telephony	113.8	109.8	3.6%	338.6	325.2	4.1%
Mobile Telephony	45.0	31.7	42.0%	123.5	78.4	57.5%
Business Solutions	16.1	15.3	5.2%	48.7	46.5	4.7%
Other	21.1	26.4	-20.1%	64.1	79.9	-19.8%

EBITDA	$309.9	$275.4	12.5%	$914.6	$804.1	13.7%
EBITDA Margin (%)	47.0%	45.0%		46.7%	44.8%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$83.2	$70.2		$179.9	$139.1
Scalable Infrastructure	47.9	54.9		189.2	199.0
Line Extensions	11.5	29.5		38.3	84.5
Upgrade / Rebuild	27.6	29.8		86.8	87.8
Support Capital and Other	16.2	27.5		70.9	70.8

Total	$186.4	$211.9	-12.0%	$565.1	$581.2	-2.8%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$48.59	$46.27		$48.35	$46.02
Total ARPU	$112.32	$104.33		$110.76	$102.32
Mobile Telephony Acquisition Costs	$510	$476

NEWS MEDIA

Supplementary Disclosure

September 30, 2012

Operating Results

	3rd Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
Linage (‘000)
Urban Dailies	33,316	35,751	-6.8%	105,542	114,046	-7.5%

(in millions)
Revenues	$227.6	$235.2	-3.2%	$715.5	$742.8	-3.7%
Advertising	150.3	161.5	-6.9%	482.0	514.5	-6.3%
Circulation	41.0	41.4	-1.0%	123.5	126.0	-2.0%
Digital	11.0	9.9	11.1%	31.8	32.0	-0.6%
Other	25.3	22.4	12.9%	78.2	70.3	11.2%

Urban Dailies	$120.6	$124.8	-3.4%	$378.1	$395.1	-4.3%
Community Newspapers	91.0	96.7	-5.9%	288.1	303.8	-5.2%
Other	56.3	58.2	-3.3%	175.7	177.0	-0.7%
Eliminations	(40.3)	(44.5)	n.m.	(126.4)	(133.1)	n.m.

EBITDA	$23.5	$29.1	-19.2%	$76.5	$103.1	-25.8%
EBITDA Margin (%)	10.3%	12.4%		10.7%	13.9%

Change in Newsprint Expense			-1.6%			-1.1%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2012

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2012

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2012, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2012 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: November 14, 2012